United States Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549
Attention: Michael Reedich

Re: Vitacube Systems Holdings, Inc.
Amended Proxy Filed February 9, 2007

Dear Mr. Reedich,

Per your letter dated February 1, 2007 we have filed an amended proxy statement on February 9, 2007. In response to you questions:

1.               In connection with the Company seeking shareholder approval under Proposal 3, we have added further information showing  the terms and amounts of the securities that we are proposing to issue.

2.               Additionally, we have updated executive compensation and related party transaction disclosure as of December 31, 2006.

3.               Finally, we have made further clarification regarding the proposed 2.5 millions shares that we are going to issue; (a) 1,500,000 for the amendment to the employment agreement; and (b) 1,000,000 in satisfy the obligations under two short term debt financing agreements that it entered into to provide working capital.

Sincerely

/s/ John D. Pougnet

John D. Pougnet
Chief Executive Officer and Chief Financial Officer